Exhibit 99.5
DBS SATELLITE SERVICES (1998) LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(UNAUDITED)

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at June 30, 2010

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Review Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (“the Company”), comprising of the condensed interim statement of financial position as of June 30, 2010 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company. As stated in the aforementioned Note, as of the date of financial position, the Company is in compliance with the financial covenants set out in the finance agreement, after receiving relief from the banks subsequent to the balance sheet date. The Company intends to apply to the banks for relief of the financial covenants with respect to the remainder of the year. In the opinion of management of the Company, the financing resources available to the Company will be sufficient for its operational requirements for the coming year, based on the cash flow forecast approved by the board of directors of the Company.

Additionally, we draw attention to Note 22B to the Company’s annual financial statements as at December 31, 2009, regarding the class action filed against the Company in respect of disruptions to the Company’s broadcasts. In accordance with the assessment of the Company’s management, which is based on the opinion of its legal counsels, the Company has included an appropriate provision in its financial statements.

Somekh Chaikin
Certified Public Accountants

August 1, 2010

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position

	June 30	June 30	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Assets

Short-term deposits	-	3,000	3,020
Trade receivables	160,294	154,759	160,152
Other receivables	12,645	6,999	8,177

Total current assets	172,939	164,758	171,349

Property, plant and equipment, net	688,893	676,059	682,473
Intangible assets, net	75,830	55,284	67,043
Broadcasting rights, net of rights exercised	306,886	316,914	284,766

Total non-current assets	1,071,609	1,048,257	1,034,282

Total assets	1,244,548	1,213,015	1,205,631

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position

	June 30	June 30	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Liabilities

Borrowings from banks	843,219	188,918	283,698
Current maturities for debentures	55,020	-	54,812
Trade payables	432,886	434,467	406,389
Other payables	210,760	165,623	143,343
Provisions	7,515	9,579	8,079

Total current liabilities	1,549,400	798,587	896,321

Debentures	628,441	662,690	625,741
Loans from institutions	192,109	167,990	181,729
Loans from banks	-	728,907	607,036
Loans from shareholders	2,118,101	1,812,211	1,981,887
Other liabilities	7,402	20,943	14,288
Employee benefits	7,461	7,079	7,389

Total non-current liabilities	2,953,514	3,399,820	3,418,070

Total liabilities	4,502,914	4,198,407	4,314,391

Capital deficit
Equity	29	29	29
Share premium	85,557	85,557	85,557
Option warrants	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	8,376	4,689	6,931
Accumulated deficit	(4,937,818)	(4,661,157)	(4,786,767)

Total capital deficit	(3,258,366)	(2,985,392)	(3,108,760)

Total liabilities and capital	1,244,548	1,213,015	1,205,631

David Efrati	Ron Eilon	Katriel Moriah
(Authorized to sign as chairman of the board)*	CEO	CFO

*           See Note 8.

Date of approval of the financial statements: August 1, 2010

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Income Statements

	Six months ended			Three months ended			Year ended
	June 30	June 30		June 30	June 30		December 31
	2010	2009		2010	2009		2009
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands	NIS thousands		NIS thousands

Revenue	787,363	759,880		395,947	376,098		1,530,435

Cost of revenue	583,664	514,069		322,111	255,615		1,042,101

Gross profit	203,699	245,811		73,836	120,483		488,334

Selling and marketing expenses	71,978	61,438		33,042	33,017		122,312

General and administrative expenses	65,745	59,369		33,509	28,412		117,805

	137,723	120,807		66,551	61,429		240,117

Operating profit	65,976	125,004		7,285	59,054		248,217

Finance expenses	84,296	102,489	*	60,650	66,935	*	177,900

Finance income	(3,657)	(12,463	)*	(3,601)	(2,515	)*	(8,347)

Shareholders’ finance expenses	136,214	130,696		92,928	89,398		300,373

Finance expenses, net	216,853	220,722		149,977	153,818		469,926

Loss before income tax	(150,877)	(95,718)		(142,692)	(94,764)		(221,709)

Income tax	174	589		92	390		745

Loss for the period	(151,051)	(96,307)		(142,784)	(95,154)		(222,454)

Basic and diluted loss per share (NIS)	5,053	3,221		4,776	3,183		7,441

* Reclassified (see Note 2C)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(151,051)	(96,307)	(142,784)	(95,154)	(222,454)

Other items of comprehensive income:
Actuarial gains from a defined benefit plan	-	-	-	-	537

Other comprehensive income for the period	-	-	-	-	537

Total comprehensive loss for the period	(151,051)	(96,307)	(142,784)	(95,154)	(221,917)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Six months ended June 30, 2010 (unaudited)

Balance at January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Movement in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(151,051)	(151,051)

Share-based payments	-	-	-	-	1,445	-	1,445

Balance at June 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

Six months ended June 30, 2009 (unaudited)

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Movement in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(96,307)	(96,307)

Share-based payments	-	-	-	-	3,053	-	3,053

Balance at June 30, 2009 (unaudited)	29	85,557	48,219	1,537,271	4,689	(4,661,157)	(2,985,392)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended June 30, 2010 (unaudited)

Balance at April 1, 2010 (unaudited)	29	85,557	48,219	1,537,271	7,650	(4,795,034)	(3,116,308)

Movement in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(142,784)	(142,784)

Share-based payments	-	-	-	-	726	-	726

Balance at June 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

Three months ended June 30, 2009 (unaudited)

Balance at April 1, 2009 (unaudited)	29	85,557	48,219	1,537,271	3,154	(4,566,003)	(2,891,773)

Movement in the period (unaudited):

Comprehensive loss for the period						(95,154)	(95,154)

Share-based payments	-	-	-	-	1,535	-	1,535

Balance at June 30, 2009 (unaudited)	29	85,557	48,219	1,537,271	4,689	(4,661,157)	(2,985,392)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Shareholders Equity (Contd.)

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2009 (audited)

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Movement in 2009

Comprehensive loss for the period (audited)	-	-	-	-	-	(221,917)	(221,917)

Share-based payments (audited)	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(151,051)	(96,307)	(142,784)	(95,154)	(222,454)

Adjustments
Depreciation and amortization	131,930	112,107	68,176	55,562	234,203
Finance costs, net	202,520	200,581	137,391	135,386	455,232
Loss (profit) from the sale of property, plant and equipment	(29)	(192)	(14)	58	(236)
Share-based payments	1,445	3,053	726	1,535	5,295
Income tax expenses	174	589	92	390	745

Change in trade receivables	(142)	(1,883)	(5,479)	742	(7,277)
Change in other receivables	(4,468)	1,262	(2,021)	9,017	84
Change in trade payables	12,330	27,403	(21,118)	9,924	5,466
Change in other payables and provisions	67,500	6,775	73,115	11,518	(15,231)

Change in broadcasting rights, net of rights exercised	(22,120)	(63,582)	6,836	(29,334)	(31,433)
Change in employee benefits	72	2,028	24	968	(82)
Change in other liabilities	(7,166)	(6,869)	(5,396)	(6,846)	(13,524)

	230,995	184,965	109,548	93,766	410,788

Income tax paid	(174)	(904)	(92)	(390)	(1,060)

Net cash from operating activities	230,821	184,061	109,456	93,376	409,728

Cash flows for investment activities
Repayment of short-term deposits	3,020	-	89	-	-
Proceeds from sale of property, plant and equipment	437	-	253	-	949
Purchase of property, plant and equipment	(99,020)	(101,850)	(50,599)	(49,758)	(214,368)
Acquisition of intangible assets	(7,721)	(5,187)	(4,089)	(2,798)	(9,262)
Payments for subscriber acquisition	(17,528)	(14,311)	(8,547)	(7,356)	(37,931)

Net cash used for investment activities	(120,812)	(121,348)	(62,893)	(59,912)	(260,612)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows (contd.)

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows for finance activities

Bank loans received	255,000	-	-	-	-
Repayment of bank loans	(283,105)	-	(37,187)	-	-
Short-term credit from banks, net	(17,804)	40,623	5,376	(21,341)	13,532
Interest paid	(64,100)	(103,336)	(14,752)	(12,123)	(162,648)

Net cash used for finance activities	(110,009)	(62,713)	(46,563)	(33,464)	(149,116)

Change in cash and cash equivalents	-	-	-	-	-

Cash and cash equivalents for beginning of period	-	-	-	-	-

Cash and cash equivalents for end of period	-	-	-	-	-

The accompanying notes are an integral part of the financial statements.

 DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications to broadcast satellite television (“the license”). The Company’s broadcasting license is valid until January 2017 and can be extended for a further six years under certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law 5742-1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Under the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, including the Company. In May and June 2010, the license of Bezeq and the Company were amended, permitting them, under certain circumstances, to market joint service packages.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Restrictive Trade Practices Law, 5748-1988) between the Company and Bezeq by exercising the share options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2009 (“the Annual Report”). Additionally, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The condensed interim financial statements were approved by the board of directors of the Company on August 1, 2010.

B.	Use of estimates and judgments

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of the management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

C.	Reclassified

The comparative figures were reclassified, such that NIS 33.991 million and NIS 24.307 million were reclassified from finance income to finance expenses, for the six and three months ended June 30, 2009, respectively.

DBS Satellite Services (1998) Ltd.
 Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policy in these condensed interim statements is the same policy applied in the annual statements. The Company does not recalculate its actuarial commitments in each interim reporting period, unless there are significant changes in the benefit plans or fundamental changes in market conditions during the interim period, which affect the Company’s commitments. As a result, actuarial gains or losses in the reporting period are not recognized.

A.	Changes in the CPI and foreign currency exchange rate

Changes in the CPI and the dollar exchange rates in the accounting periods:

	US$ exchange rate	CPI
	%	%

Six months ended 30 June:
2010	2.65	0.67
2009	3.08	2.14

Three months ended June 30
2010	4.36	1.53
2009	(6.42)	2.28

Year ended December 31, 2009	(0.71)	3.91

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s loss in 2009 amounted to NIS 222 million and the loss in the six months ended June 30, 2010 amounted to NIS 151 million. As a result of these losses, the capital deficit and working capital deficit at June 30, 2010 amounted to NIS 3.258 billion and NIS 1.376 billion, respectively.

B.	1.
In March 2010, an amendment to the Company’s bank finance agreement was signed and came into effect (“the amendment agreement”). Under the amendment agreement, another Israeli bank (“the additional bank”) joined the current syndicate of banks (“the present banks”). The additional bank provided the Company with its proportionate share in the Company’s current credit line and extended a long-term loan of NIS 255 million to the Company, most of which was used for its addition (in its proportionate share) to the Company’s long-term loans as well as repayment and early repayment of the Company’s debts to the present banks. The balance of NIS 46 million will be used for the Company’s ongoing needs.

Under the amendment agreement, a floating lien was created in favor of the additional bank, similar to the floating liens in favor of the present banks. The additional bank also became party to the fixed lien in favor of the present banks. The shareholders of the Company signed the amendments to the bonds, mortgage deeds and letter of guarantee, as the case may be, that they had previously signed in favor of the present banks, in respect of the addition of the additional bank.

Under the amendment agreement, the term of the bank loan repayment (the long-term loans as well as the credit line) was extended to the end of 2015, after receiving the consent of the banks for repayment of the loans provided by institutional entities at the repayment date (December 31, 2013).

Under the amendment agreement, the financial covenants set out in the finance agreement were replaced by the following new covenants, which apply up to 2015 and are compatible with the Company’s business plan:

A.	Minimum solvency
B.	Minimum EBITDA
C.	Maximum and minimum supplier credit

The values for compliance with the financial covenants vary and are measured each quarter. Under the terms of the finance agreement, the banks are entitled to call for early repayment of the loans in the event of failure to comply with the covenants.

DBS Satellite Services (1998) Ltd.
 Notes to the Financial Statements

NOTE 4 – FINANCIAL POSITION OF THE COMPANY (CONTD.)

B.	(contd.)

2.
The Company is in compliance with the financial covenants under the finance agreement of June 30, 2010, after receiving relief from the banks for August 2010 in respect of the purpose of one of the covenants, which was required in view of the material provision made by the Company as set out in section 7(C). As this relief was given subsequent to the reporting date, the bank loan of NIS 816.52 million is stated as a short-term liability. As the covenants are incremental on an annual basis, the management of the Company believes that the Company will require additional relief in respect of the purposes of the financial covenants for September 30, 2010 and December 31, 2010 and the Company is taking steps to achieve this from the banks.

3.
In the opinion of the management of the Company, the sources of financing available to it will be sufficient for the Company’s operating requirements for the forthcoming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements during the year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

NOTE 5 – CONTINGENT LIABILITIES

Lawsuits

A.	Employee claims

During the normal course of business, employees and former employees filed group and individual claims against the Company. Most of the claims are for alleged non-payment of salary items and delay in wages. At June 30, 2010, the total amount of these claims amounted to NIS 1.688 million. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 736,000, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly applications for certification as class actions (and the ensuing claims) concerning alleged unlawful collection of payment and impairment of the service provided by the Company. At June 30, 2010, the total amount of these claims amounted to NIS 275.557 billion. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 6.554 million, where provisions are required to cover the exposure resulting from such claims

Of these claims, there are claims amounting to NIS 118.259 million, which cannot yet be estimated.

The aforementioned claims include the following:

In March 2010 a claim and application for certification as a class action were filed at the Tel Aviv District Court against HOT Communication Systems Ltd. (HOT) and the Company, alleging that the Company interrupted broadcasts during the second and third seasons of the Big Brother program on channel 20, despite its commitment to round the clock broadcasts. The applicant further claims that the Company undertook to broadcast the channel directly and live, however it breached this commitment by broadcasting a recording. According to the applicant, by doing so, the Company breached the Contracts Law and the Torts Ordinance (New Version), 5728-1968. In the application for certification, the applicant defined the group he seeks to represent (“the group”) as any person who purchased the Big Brother channel from HOT and from the Company, “which is a pay-per-view channel of the Big Brother reality program, in the second and third season of the program broadcasts”. The applicant estimates the damage caused to the group members due to the acts or omissions of HOT and the Company at NIS 19.240 million.

DBS Satellite Services (1998) Ltd.
 Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

Lawsuits (contd.)

B.	Customer claims (contd.)

The court allowed the applicant, who is not a subscriber of the Company, to add another class action applicant to his application, who acquired the channel from the Company in the third season of Big Brother. On March 25, 2010, the applicant filed an amended application for certification as a class action (“the amended application”), together with an amended statement of claim. At the reporting date, the Company has yet to file a response to the amended application, which is expected to be filed by August 9, 2010.

In June 2010, a claim and application for certification as a class action was filed at the district court in Tel Aviv against the Company (“the claim” and “the application for certification”, respectively), alleging that when the Company refunded monies that were over-collected, these monies were refunded at their nominal values, without interest and linkage, contrary to the agreements and the law. The plaintiff alleges that by doing so, the Company unjustly enriched itself at the expense of its customers, was negligent, caused damages to customers in the amount of the interest and linkage differences and allegedly breached its duty to act in good faith and its fiduciary duty towards them.

The plaintiff defined the group he seeks to represent as “any person or other legal entity that was overcharged by the respondent, whether in contravention of the law or contrary to the agreement, and that received a refund in the amount of the principal only, without linkage differences and interest by law” (“the group”). The plaintiff estimated the size of the group at 2.8 million customers, and the damage caused to the group members as NIS 44.680 million. The date for submitting the Company’s response to the application for certification is September 1, 2010.

See also Note 7 A.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed claims against the Company. The main claim was filed for alleged damage to a supplier as a result of the Company's negligence. At June 30, 2010, these claims amounted to NIS 51.822 million. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 224,000, where provisions are required to cover the exposure resulting from such claims.

NOTE 6 – MATERIAL EVENTS IN THE REPORTING PERIOD

A.
In April 2010, in the framework of the approvals of the Ministry of Communications for the Company’s request, under its licenses, to approve the transfer of control (directly or indirectly) in respect of the acquisition of control in the Company and transfer of the holdings of Eurocom DBS Ltd. in the Company to a trustee, the Ministry of Communications decided that the following main terms would apply to the Company:

1.
Any change, direct or indirect, in the trustee’s holding of the controlling stake in the Company is subject to the prior written approval of the Minister of Communications, after having consulted with the council.

2.
The trustee will not act under the instructions received from any entity that relates, directly or indirectly, to the regulations of the Ministry of Communications, without the approval of the Ministry of Communications.

3.
The transaction between the Company and the Eurocom Group relating to satellite terminal equipment will be considered, as well as the approval procedure in the Company’s organs, as an extraordinary transaction, as defined in section 270(4) of the Companies Law and as such, the transaction is subject to the approval of the Company’s bodies under section 275 of the Companies Law.

4.
The discussions of the Company’s board of directors meetings on these transactions will be recorded in full and detailed minutes, signed by the chairman of the meeting and submitted to the director general of the Ministry of Communications for review.

DBS Satellite Services (1998) Ltd.
 Notes to the Financial Statements

NOTE 6 – MATERIAL EVENTS IN THE REPORTING PERIOD (CONTD.)

B.
In April 2010, S&P Maalot rating company announced that it was raising the rating of the Company’s Debentures (Series A) from ilBBB- to ilBBB, inter alia, due to its assessment of the material improvement in the Company’s liquidity following the new loan received from the additional bank and the continuing improvement in the Company’s debt coverage ratio, ability to generate cash flows and liquidity since the last rating. The rating company also placed the Company’s rating on the Credit Watch list with positive outlook, noting that it plans to complete the assessment of possible raising of the rating within three months, following a more comprehensive evaluation of the Company’s business plan and the implications on its financial profile.

C.
In June 2010, S&P Maalot rating company announced that it was raising the rating of the Company’s Debentures (Series A) from ilBBB- to ilBBB+, inter alia, due to its assessment of the material improvement in the Company’s liquidity following the new loan received from the additional bank and the continuing improvement in the Company’s debt coverage ratio, ability to generate cash flows and liquidity since the last rating. The rating company also placed the Company’s rating on the Credit Watch list with positive outlook.

D.
The Company and Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”) formulated an arrangement for the Company’s debt to Bezeq for communication services, amounting to NIS 31.5 million at July 31, 2009 (reflecting a compromise between the Company’s position and that of Bezeq). Under the arrangement, the Company will repay the debt to Bezeq in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest. The debt arrangement was approved by the general meeting of the Company on November 1, 2009 and by the general meeting of Bezeq of Bezeq on May 20, 2010. The agreement has yet to be signed.

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In July 2010, a claim was filed against the Company in the Tel Aviv District Court together with an application for certification as a class action. According to the plaintiff, the Company is in breach of the consumer protection regulations (“the regulations”) in that the text size and line spacing in the agreements with its customers does not comply with the provisions of the regulations. The plaintiff claims that she has grounds for a claim for breach of statutory duty and grounds for a claim under the consumer protection regulations for misleading information and exploitation of distress.

The plaintiff defined the group she seeks to represent as “any subscriber with agreements that do not comply with the provisions of the consumer protection regulations (print size in a standard contract) in respect of the small print and line spacing (“the group”). The plaintiff estimates that the group includes approximately one million customers.

The amount of the personal claim is NIS 50 and the amount of the total claim is estimated at NIS 50 million. The plaintiff is also claiming for declaratory relief to determine that these amounts do not comply with the consumer protection regulations and to issue a mandatory injunction that instructs the Company to amend them and send them to its customers.

B.
In March 2010, the Knesset passed the first reading of a bill to exempt designated channels from transfer payment to the cable company and the Company. In July 2010, the Knesset passed the second and third reading of the bill.

DBS Satellite Services (1998) Ltd.
 Notes to the Financial Statements

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE (CONTD.)

C.
Pursuant to the immediate report issued by Hot Communication Services ("the cable company"), in July 2010, a ruling in the arbitration between the cable company and  the composers, lyricists, poets and music publishers society (ACUM), accepted in principle ACUM’s formula for calculating annual royalties for broadcasting music to which ACUM has rights, with the exception of certain changes, and determined that this formula would also apply to the difference in royalties as from 2003 onwards, to be calculated by the parties in a settlement. The cable company noted that it intends to appeal the arbitration ruling. Since the Company does not have access to the arbitration ruling and the other arbitration documents, the model that was adopted and the reasons for the arbitration ruling are unknown to the Company. However, pursuant to the agreements between the Company and ACUM, the royalties paid to ACUM as from 2003 are liable to be adjusted, inter alia, subject to the settlement between the cable company and ACUM, and according to ACUM, also subject to the ruling of the arbitrator. Therefore, the management of the Company believes that following the arbitration ruling, the Company will be required to pay material amounts retrospectively. In view of the aforesaid, the Company adjusted the estimated amount of royalties as from 2003. The adjustment was based on the formula for calculating royalties furnished by ACUM shortly after the arbitration ruling, with adjustments according to the estimation of the management of the Company. On this basis, the Company recorded a significant provision in its financial statements as at June 30, 2010.

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, the Company’s board of directors authorized David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at June 30, 2010.